MML Strategic Distributors, LLC

Statement of Financial Condition
As of December 31, 2017
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in accordance with
Rule 17a-5(e)(3)

MML Strategic Distributors, LLC

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
MML Strategic Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Strategic Distributors, LLC (the Company) as of December 31, 2017 (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2014.

Hartford, Connecticut
February 16, 2018

MML Strategic Distributors, LLC

Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,184
Receivables from brokers or dealers		240
Receivables from related parties		191
Prepaid expenses and other		34
Total assets	$	1,649

Liabilities and Member's Equity

Payables to related parties	$	232
Commissions payable		191
Accounts payable and accrued expenses		19
Total liabilities		442
Member's equity		1,200
Accumulated earnings		7
Total member's equity		1,207
Total liabilities and member's equity	$	1,649

The accompanying notes are an integral part of these financial statements.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

1. **Organization**

MML Strategic Distributors, LLC (the "Company") is a Delaware limited liability company organized on June 7, 2013. The Company is wholly-owned by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company's business is acting as a co-principal underwriter and distributor of certain individual variable annuity and variable life products issued by MassMutual and its insurance company affiliates. In connection with its underwriting activities, the Company enters into selling agreements with unaffiliated broker-dealers. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states and the District of Columbia.

2. **Significant Accounting Policies**

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Revenue Recognition and Related Expense

Commission revenue represents commissions earned from the sales and distribution of variable insurance products, which are recorded on the trade date. Trail commission revenue, which represents asset-based 12b-1 service fees paid to the Company by open-end mutual fund companies are recognized as revenue in the period in which the related services are performed. The expenses related to both Commissions and Trail commissions are recognized on the same basis as revenue and are included in Commission expense and distribution support on the Statement of Income.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Distribution fees revenue, which represent fees earned from the underwriting of variable insurance, do not have a related commission expense and are recognized in the period in which the related services are performed and are reported separately on the Statement of Income. The related expenses being reimbursed through these distribution fees are reported in Management fees and General and administrative expenses (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in General and administrative expenses on the Statement of Income. The Company has no uncertain tax positions.

New Accounting Pronouncements

In August, 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update (ASU) No. 2016-15, *"Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,"* which is effective for fiscal years beginning after December 15, 2017 for public companies. This guidance addresses eight classification issues related to the statement of cash flows including, but not limited to, distributions received from equity method investees and separately identifiable cash flows. The adoption of this ASU did not have a significant impact on the Company's financial statements.

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements - Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,"* which is effective for fiscal years beginning after December 15, 2016. This ASU requires management of an entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. It also defines substantial doubt as being when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued or available to be issued. When making this assessment, management is required to consider relevant conditions or events that are known or reasonably knowable and to evaluate and disclose whether its plans alleviate that doubt. The adoption of this ASU did not have an impact to the Company's financial statements.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), *"Revenue from Contracts with Customers,"* jointly with the IASB, which is effective January 1, 2018 for public business entities. Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition" and establishes the core principle that an entity should recognize revenue based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this objective, the guidance provides criteria to recognize revenue, changes the accounting for certain contract costs, revises the criteria for determining if the Company is acting as a principal or agent in certain arrangements, and establishes new disclosure requirements. The new standard requires the use of more estimates and judgements than the present standards. This guidance excludes from its scope the accounting for insurance contracts, leases and financial instruments.

The Company's implementation efforts have included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition and expense policies.

The Company has adopted this new guidance effective January 1, 2018 under the modified retrospective transition method, which does not require prior periods to be retrospectively adjusted. The Company has applied the guidance only to contracts that are not completed at the date of initial application. The Company has determined that the adoption of this ASU will not result in an adjustment to its opening equity balance on January 1, 2018.

3. **Related-Party Transactions and Agreements**

Through distribution agreements, the Company is a co-principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries, C.M. Life Insurance Company ("C.M. Life"), and MML Bay State Life Insurance Company ("MML Bay State"). For the year ended December 31, 2017, the Company earned $9,491 in commission revenues that it reallowed to broker-dealers with which it had entered into distribution agreements. One such distribution agreement was with MSI Financial Services, Inc. (MSI), a wholly-owned subsidiary of MassMutual acquired on July 1, 2016 that subsequently merged with MML Investors Services, LLC, an indirect wholly-owned subsidiary of MassMutual ("MMLIS") on March 25, 2017. The Company earned commission revenues that it reallowed to MSI. Receivables from MassMutual, C.M. Life, and MML Bay State collectively as of December 31, 2017 were $191 related to the above distribution agreements.

In addition, the Company earned 12b-1 fees paid by mutual fund companies that have entered into participation agreements for variable life and variable annuity products, and incurred distribution costs equal to the amount of fees earned.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Pursuant to the distribution agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is compensated for expenses it incurs.

The Company has administrative services agreements with MassMutual and MMLIS, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Payables to Related Parties

Payables due to related parties consist of the following as of December 31, 2017:

Distribution costs due to MassMutual	$ 240
Distribution fees due from MassMutual	(55)
Management fees due to MassMutual	41
Management fees due to MMLIS	6
Payables to related parties	**$ 232**

4. **Regulatory Requirements**

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2017, the Company had net capital of $1,148, which was $898 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

5. **Litigation and Regulatory Inquiries**

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

6. **Subsequent Events**

The Company has evaluated subsequent events through February 16, 2018, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.